U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C.
                                      20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 000-30653
                            CUSIP Number: 813716 10 7

                        SECURED DIVERSIFIED INVESTMENT, LTD.
                  ---------------------------------------------
                 (Name of Small Business Issuer in its Charter)

4940 Campus Drive
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(Address of Principal Executive Offices)

Newport Beach, California 92660
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(City, State and Zip Code)

(949)851-1069
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(Registrant's Telephone Number)

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          |_| Form 10-K; |X| Form 10-KSB;  |_| Form 20-F  |_| ; Form 11-K
                         |_| Form 10-Q and |_| Form 10-QSB

                       For Period Ended: December 31, 2004

                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Money Market Fund Rule 30b3-1 Filing

                      For the Transition Period Ended: N/A

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates: All.

Part I Registrant Information

The Registrant is Secured Diversified Investment, Ltd. (the "Company"). It has its principal offices at 4940 Campus Drive, Newport Beach, California 92660.

Part II. Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

Part IV, Item 13 (Financial Statements and Exhibits) of the Company's Form 10-KSB for the year ended December 31, 2004 could not be filed within the prescribed period because the Company has been involved in a dispute with the purchaser of a material asset regarding certain post-closing adjustments to the purchase price. Until the dispute was resolved, the purchaser would not provide the financial and accounting records of the asset. This problem could not have been eliminated by the registrant without unreasonable effort or expense. As a result, the independent auditors could not complete the audit of the financial statements and Part II, Item 6 (Management Discussion & Analysis) could not be completed.

Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification: Munjit Johal (949) 851-1069

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company anticipates that losses from operations for the fiscal year ended December 31, 2004 will be approximately $1,600,000, compared to $2,904,939. The reduction in losses was primarily attributable to the gain on sale of certain assets. The Company anticipates that total assets at December 31, 2004 will increase to approximately $10.0 million from $5,483,044 as of December 31, 2003. Such increase in attributable to the consolidation of The Cannery West Shopping Center, Las Vegas of which the Company acquired a 51% tenant in common interest in 2004. The increase in total assets attributable to The Cannery West was offset by a reduction in assets resulting from the sale of The Hospitality Inn and Spencer Springs Retain Center during 2004.

         In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has caused this notification on Form 12b-25 to be signed in its behalf by the undersigned thereunto duly authorized on the 31st day of March 2005.

                                SECURED DIVERSIFIED INVESTMENT, LTD.


                                By: /s/ Clifford L. Strand
                                    --------------------------
                                    Clifford L. Strand, President